                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                            WESTERN WASTE INDUSTRIES
               -------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   959880 10 5
                                 --------------
                                 (CUSIP Number)


                              Gregory T. Sangalis
                            USA Waste Services, Inc.
                                5400 LBJ Freeway
                             Suite 300 - Tower One
                              Dallas, Texas 75240
                                 (214) 383-7900

               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 18, 1995
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with the statement:   [X]

                                  SCHEDULE 13D

CUSIP No. 959880 10 5
         -------------

1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person USA Waste Services, Inc. 73-1309529

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]
         (b) [X]

3.       SEC Use Only


4.       Source of Funds

         WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [X]

6.       Citizenship or Place of Organization Delaware

                          7.      Sole Voting Power

Number of                         634,900
Shares
Beneficially              8.      Shared Voting Power
Owned by
Each                              5,854,411 (includes options to acquire
Reporting                         1,337,998 shares exercisable within 60 days)
Person
With                      9.      Sole Dispositive Power

                                  634,900

                          10.     Shared Dispositive Power

                                  -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,489,311 (includes options to acquire 1,337,998 shares exercisable within 60 days)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         [ ]

13.      Percent of Class Represented by Amount in Row (11)

         40.8%*

14.      Type of Reporting Person

         CO






         ----------------------------
              * Assumes 14,554,356 shares of Company Common Stock outstanding as of November 11, 1995 as represented by Western Waste Industries.

ITEM 1.          SECURITY AND ISSUER

                 This Statement on Schedule 13D relates to the beneficial ownership of shares ("Shares") of common stock, no par value ("Company Common Stock"), of Western Waste Industries, a California corporation (the "Company"). The address of the Company's principal executive offices is 21061 South Western Avenue, Torrance, California 90501.

ITEM 2.          IDENTITY AND BACKGROUND

                 (a) This Statement on Schedule 13D is being filed by USA Waste Services, Inc., a Delaware corporation ("USA Waste"). Attached as Appendix A is information concerning the executive officers and directors of USA Waste required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of USA Waste. No corporation or other person is or may be deemed to be ultimately in control of USA Waste.

                 (b) The address of the principal business and the principal office of USA Waste is 5400 LBJ Freeway, Suite 300 - Tower One, Dallas, Texas 75240.

                 (c) USA Waste is an integrated solid waste management company operating in the non-hazardous segment of the industry, including collection, transfer, recycling, disposal and soil remediation.

                 (d) During the last five years, neither USA Waste nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) Except as indicated in Appendix A, during the last five years, neither USA Waste nor any of the persons referred to in Appendix A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) The domicile of USA Waste is set forth in the Introduction to this Schedule 13D, and except as otherwise noted, all persons named in Appendix A are citizens of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 (a) Between October 13, 1995 and November 6, 1995, USA Waste purchased 634,900 shares of Company Common Stock (the "Purchased Shares") in open market transactions.

The amount of funds used to make the purchases, including the payment of applicable commissions, was $12,568,594. The source of these funds was working capital of USA Waste.

                 (b) On December 18, 1995, USA Waste, Riviera Acquisition Corporation, a California corporation which is a wholly owned subsidiary of USA Waste ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Sub would be merged (the "Merger") with and into the Company and each outstanding share of Company Common Stock would be converted into a right to receive 1.50 shares of common stock, par value $0.01 per share, of USA Waste (the "USA Waste Common Stock"). The consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement, including approval of the respective shareholders of USA Waste and the Company and approvals of regulatory authorities.

                 Pursuant to a voting agreement, dated December 18, 1995 (the "Voting Agreement"), among USA Waste, the Company and Mr. Kosti Shirvanian, Mr. Shirvanian has agreed, with respect to all shares of Company Common Stock beneficially owned by him currently and at any time prior to the termination of the Voting Agreement (the "Subject Shares"), (i) to vote the Subject Shares in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, (ii) to vote the Subject Shares against any proposal made in opposition to or in competition with consummation of the Merger, (iii) not to vote the Subject Shares in favor of any merger (including, without limitation, a superior proposal), consolidation, sale of assets, reorganization or recapitalization of the Company with any party other than USA Waste or its affiliates, (iv) to vote the Subject Shares against any liquidation or winding up of the Company or any amendment of the Company's Articles of Incorporation or By- laws or any other transaction or action which is intended to frustrate or impair the right or ability of USA Waste or Sub, on the one hand, or the Company, on the other hand, to consummate the Merger, (v) in his capacity as a stockholder, not to initiate or engage in discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group, other than USA Waste and its affiliates, concerning the sale of the Subject Shares, or the issuance and sale of Company Common Stock by the Company or, with respect to any merger or other business combination, any disposition or grant of an interest in a substantial asset or any similar transaction involving the Company, and (vi) not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Subject Shares or make any offer or agreement relating thereto at any time prior to the termination of the Voting Agreement. In connection with the Voting Agreement, Mr. Shirvanian granted certain officers and directors of USA Waste an irrevocable proxy, dated December 18, 1995 (the "Irrevocable Proxy"), to vote the Subject Shares to the extent permitted by items (i) through (iv) above. Both the Voting Agreement and the Irrevocable Proxy were entered into and granted in consideration of USA Waste entering into the Merger Agreement.

                 No cash payments, other than in respect of fractional shares, will be made to the shareholders of the Company in connection with the Merger.

ITEM 4.          PURPOSE OF TRANSACTIONS

                 USA Waste purchased 634,900 shares of Company Common Stock on the open market between October 13, 1995 and November 6, 1995 and thereby acquired sole voting power and sole dispositive power with respect to those shares. USA Waste entered into these transactions for general investment purposes.

                 USA Waste entered into the Voting Agreement and the Irrevocable Proxy and thereby acquired shared voting power over the Subject Shares, to which this Schedule 13D partially relates, as an inducement to enter into and consummate the transactions contemplated by and described in (i) the Merger Agreement, (ii) the Voting Agreement and (iii) the Irrevocable Proxy.
It is the intention of USA Waste and the Company that, upon consummation of the Merger, USA Waste will acquire the entire equity interest in and control of the Company.

                 As a result of the Merger, the Company Common Stock will cease to be listed on the New York Stock Exchange and will no longer be registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

                 The filing of this Statement shall not be construed as an admission by USA Waste that, for purposes of Sections 13(d) and 13(g) of the Exchange Act, USA Waste is the beneficial owner of the Subject Shares to which this Statement on Schedule 13D relates.

                 USA Waste may change any of its current intentions, acquire a beneficial interest in additional shares of Company Common Stock, sell or otherwise dispose of all or any part of the Company Common Stock beneficially owned by USA Waste, or take any other action with respect to the Company or any of its equity securities in any manner permitted by law. Reference is hereby made to Articles I, II and III of the Merger Agreement for a description of other transactions or events of the type described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4, USA Waste does not have any current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

                 The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit A hereto and incorporated herein by reference, and the Voting Agreement and Irrevocable Proxy, the full text of each of which is filed as Exhibit B hereto and incorporated herein by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) The number of shares of Company Common Stock beneficially owned by USA Waste is 634,900 shares, or approximately 4.4% of the class of such securities. Beneficial ownership of such shares was acquired as described in Item 3 and Item 4.

                 In addition, USA Waste shares the power to vote the Subject Shares with respect to certain matters as described in Item 3 and Item 4. The number of Subject Shares with respect to which USA Waste has such voting power is 5,854,411 shares (includes options to acquire 1,337,998 shares exercisable within 60 days), or approximately 36.8% of the class of such securities. Although USA Waste does not admit that, for purposes of Sections 13(d) and 13(g) of the Exchange Act, USA Waste is the beneficial owner of the Subject Shares to which this Statement on Schedule 13D relates, if USA Waste were deemed to be the beneficial owner of the Subject Shares it would beneficially own 6,489,311 shares (includes options to acquire 1,337,998 shares exercisable within 60 days), or approximately 40.8% of the class of such securities.

                 (b) The number of shares of Company Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition for USA Waste is set forth in the cover page, and such information is incorporated herein by reference. To the knowledge of USA Waste, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of Company Common Stock. USA Waste shares the power to vote the Subject Shares with Mr. Shirvanian. The applicable information required by Item 2 with respect to Mr. Shirvanian is attached hereto as Appendix B.

                 (c) There have been no reportable transactions with respect to the Company Common Stock within the last 60 days by USA Waste except for the acquisition of beneficial ownership of the shares being reported on this Schedule 13D.

                 (d) With respect to the Subject Shares, Mr. Shirvanian has the right to receive dividends or to sell such shares.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 The responses to Item 2, Item 3 and Item 4, the Merger Agreement and the Voting Agreement and the Irrevocable Proxy are incorporated herein by reference.

ITEM 7.          MATERIAL FILED AS EXHIBITS

                 The following are filed herewith as Exhibits to this Schedule 13D:

                 A. Agreement and Plan of Merger, dated as of December 18, 1995, by and among USA Waste Services, Inc., Riviera Acquisition Corporation and Western Waste Industries

                 B. Voting Agreement, dated December 18, 1995, among USA Waste Services, Inc., Western Waste Industries and Mr. Kosti Shirvanian, with Irrevocable Proxy, dated December 18, 1995, attached thereto

                                   SIGNATURE


                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 28, 1995


                                            USA Waste Services, Inc.

                                            By:      /s/ Bruce E. Snyder
                                                     --------------------------
                                            Name:    Bruce E. Snyder
                                            Title:   Vice President, Controller
                                                     & Chief Accounting Officer

                                                                     APPENDIX A


                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF USA WASTE SERVICES, INC.



         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of USA Waste. Unless otherwise indicated below, each such person is a citizen of the United States of America, and the business address of each such person is c/o USA Waste Services, Inc., 5400 LBJ Freeway, Suite 300 - Tower One, Dallas, Texas 75240. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                                                 BUSINESS ADDRESS
----                                       -------------------------------------------------------------------
John E. Drury                              Chairman of the Board, Chief Executive Officer and Director

Donald F. Moorehead, Jr.                   Vice Chairman of the Board, Chief Development Officer and
                                           Director

David Sutherland-Yoest                     President, Chief Operating Officer and Director

Alexander W. Rangos                        Vice President - Landfill Development and Director

George L. Ball                             Director; Mr. Ball is currently nonexecutive Chairman of the
                                           Board and a director of Sanders Morris Mundy Inc., 767 Fifth
                                           Avenue, 23rd Floor, New York, New York 10153

Richard J. Heckmann                        Director; Mr. Heckmann is Chairman, President and Chief Executive Officer of
                                           United States Filter Corporation, 73-710
                                           Fred Waring Drive, Suite 222, Palm Desert, California 92260

William E. Moffett                         Director; Mr. Moffett is currently retired; his address is 102
                                           Rockwood Drive, Pittsburgh, Pennsylvania 15238

Peter J. Gibbons                           Director; Mr. Gibbons is currently retired; his address is 740
                                           Tenis Avenue, Ambler, Pennsylvania 19002

Earl E. DeFrates                           Executive Vice President, Chief Financial Officer and
                                           Treasurer

Charles A. Wilcox                          Executive Vice President - Operations

Gregory T. Sangalis                        Vice President, General Counsel and Secretary

Bruce E. Snyder                            Vice President, Corporate Controller and Chief Accounting
                                           Officer

Hubert J. Bourque                          Vice President - Environmental Affairs and Chief Compliance
                                           Officer; Mr. Bourque is a citizen of Canada

James R. Jones                             Vice President - Engineering Services

John G. Rangos, Sr.                        Director; Mr. Rangos is currently retired; his address is c/o USA Waste Services, Inc.,
                                           10700 Frankstown Road, Pittsburgh, Pennsylvania 15235; In connection with the settlement of the Securities and Exchange Commission's (the "Commission")
                                           investigation with respect to the accounting method and the accuracy of the financial statements of Chambers Development Company, Inc. ("Chambers"), of
                                           which Mr. Rangos was Chairman and Chief Executive Officer, on May 9, 1995, the
                                           Commission instituted administrative proceedings against Mr. Rangos and three other individuals who had been or were at that time officers of Chambers.  The
                                           Commission found, inter alia, that Mr. Rangos was a cause of Chambers'
                                           violations of the reporting, internal controls and record keeping provisions of the Exchange Act.  Mr. Rangos consented to the issuance of a cease and desist order without admitting or denying the Commission's findings.

                                                                     APPENDIX B


                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                       BUSINESS ADDRESS; LITIGATION; CITIZENSHIP
----                                       -----------------------------------------------------------------------------
Kosti Shirvanian                           Chairman of the Board, President and Chief Executive Officer of Western Waste
                                           Industries, 21061 South Western Avenue, Torrance, California 90501; During the
                                           last five years, Mr. Shirvanian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                          EXHIBIT INDEX

EXHIBIT  PAGE                     DESCRIPTION
-------  ----                     -----------
    A                             Agreement and Plan of Merger, dated as of December 18, 1995, by and among USA Waste Services, Inc., Riviera Acquisition Corporation
                                  and Western Waste Industries

    B                             Voting Agreement, dated December 18, 1995, among USA Waste
                                  Services, Inc., Western Waste Industries and Mr. Kosti Shirvanian,
                                  with Irrevocable Proxy, dated December 18, 1995, attached thereto